816-221-1000 FAX: 816-221-1018 WWW.GILMOREBELL.COM	GILMORE & BELL A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 2405 GRAND BOULEVARD, SUITE 1100 KANSAS CITY, MISSOURI 64108-2521	ST. LOUIS, MISSOURI WICHITA, KANSAS LINCOLN, NEBRASKA

April 13, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:                               EPIQ Systems, Inc.

Registration Statement on Form S-3

Dear Sir/Madam:

Filed with this letter via EDGAR is the Registration Statement of EPIQ Systems, Inc. on Form S-3. The registration fee of $2,388.00 has been paid in accordance with Rule 13 (c) of Regulation S-T. The Company would like the Registration Statement to become effective as soon as possible.

Please note that Susan P. Lord and Kirsten M. Lord, the controlling persons of Ajuta International Pty. Ltd., as trustee of Hypatia Trust, a selling shareholder, have represented to the Company that neither is affiliated with any broker-dealer. Any sales of stock by Wells Fargo, N.A. pursuant to the registration statement will be made solely in its capacity as escrow agent in accordance with the terms of the escrow agreement described in the Registration Statement.

If you have any questions, please contact Rick Wright or Catherine Wood at (816) 218-7548 or (816) 218-7534, respectively, or contact us by e-mail (rwright@gilmorebell.com or cwood@gilmorebell.com).

Thank you in advance for your assistance.

Very truly yours,

/s/ Catherine E. Wood

Enclosures